Filed by Yukon New Parent, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Filer: Yukon New Parent, Inc.
Subject Company: 180 Degree Capital Corp.
SEC File No.: 811-07074
Date: April 14, 2025

180 DEGREE CAPITAL CORP. NOTES PRELIMINARY NET ASSET VALUE PER SHARE OF $4.42 AS OF MARCH 31, 2025, AND PORTFOLIO COMPANY UPDATES FROM Q1 2025

Montclair, NJ – April 14, 2025 – 180 Degree Capital Corp. (NASDAQ: TURN) (“180 Degree Capital”) provided the following update regarding its portfolio company holdings during the first quarter of 2025.

“As we mentioned in our press release on March 24, 2025, that noted the filing of our preliminary joint proxy statement/prospectus, Q1 2025 has been positive for a number of portfolio holdings,” said Kevin M. Rendino, Chief Executive Officer of 180 Degree Capital. “Our preliminary net asset value per share (“NAV”) as of March 31, 2025, of $4.42, is the result of strong performance from our public investments that outperformed the Russell Microcap Index by approximately 1900bps offset by expenses related to our proposed all-stock merger with Mount Logan Capital, Inc. (the “Business Combination”). On a relative basis, our gross total return of +4.5% compares favorably to the -14.4% total return for the Russell Microcap Index.1 The difference between our gross total return and our net total return, or change in NAV, of -4.7% was primarily the result of expenses related to our Business Combination and included almost $300,000 in additional professional fees resulting from the public efforts to derail our proposed Business Combination. Our day-to-day operating expenses declined by over 30% from Q1 2024.”

Mr. Rendino continued, “We are certainly open and interested in the perspectives of our shareholders and are always available to speak with any and every shareholder. That said, we would prefer to allocate our capital to efforts to grow our NAV rather than adding unnecessary expense to this proposed Business Combination. While the direct merger-related expenses incurred in Q1 2025 were material, we continue to believe that this investment will result in significant future value creation for 180 Degree Capital shareholders through their material ownership of the merged company. We believe the capabilities of Mount Logan will greatly advance our ability to provide more comprehensive solutions to public companies, and we remain fully convinced that this is the right path for value creation for 180 Degree Capital’s shareholders.”

Daniel Wolfe, President of 180 Degree Capital added, “Along with providing this preliminary NAV as of March 31, 2025, we thought it would also be useful to note the performance of our individual portfolio companies in the quarter. Q1 2025 provided a lot of positive momentum, overall, in our efforts on the investment front to build maximum net asset value for 180 Degree Capital shareholders as we head into our proposed Business Combination with Mount Logan Capital. As Kevin noted above, our gross total return during Q1 2025 that was approximately 1900 basis points above the benchmark represents extraordinary gross performance for us. Q2 2025 has started off with significant headwinds resulting from the potential impacts of tariffs and increases in the probability of a recession. While our largest investments have little to no direct exposure to the proposed or implemented tariffs, they are not immune to potential collateral impacts, including a recession and/or material declines in consumer spending. Even with these headwinds, as of the close of the public markets on April 11, 2025, our estimated gross and net total return in 2025 continues to be approximately 1800bps and 1000bps ahead of the Russell Microcap Index.1 As always, we are laser-focused on our resolve to navigate these uncertain times and set a floor for potential future value creation for our collective shareholders.”

Exited Positions:

•Intevac, Inc. (IVAC) – On February 13, 2025, IVAC announced it entered into a definitive agreement to be acquired by Seagate Technology Holdings plc. The acquisition closed on March 31, 2025. In addition to the acquisition price of $4.00 per share, IVAC issued aggregate distributions to shareholders of an additional

$0.102 per share. The total proceeds of $4.102 per share was a 20.6% premium to the closing price of IVAC on December 31, 2024, and increased NAV by $0.07.

•Brightcove, Inc. (BCOV) – On February 4, 2025, Bending Spoons completed its acquisition of BCOV for $4.45 per share, or a 2.3% premium to the closing price of BCOV on December 31, 2024, and increased NAV by 0.01.

Ongoing Positions (Largest to Smallest by Value):

•Potbelly Corporation (PBPB) – While PBPB reported Q4 2024 results that beat guidance and analyst estimates, Q1 2025 guidance included negative comps that were weaker than analyst estimates due to inclement weather in January and February in key market areas in the Midwest, DC and Texas. Weeks in Q1 2025 with no weather impact showed year-over-year growth in comps, and without inclement weather, PBPB believed comps for Q1 would have been positive. March comps were communicated to be back on track with positive comps. Even with the weather-related headwinds in Q1 2025, PBPB’s full-year 2025 guidance included comps to increase between 1.5-2.5% and EBITDA was in-line with estimates. PBPB expects to open at least 38 stores this year, with about 85% of that number being franchised shops.  PBPB’s stock price increased from $9.42 on December 31, 2024, to $9.51 on March 31, 2025, or +1.0%, and increased NAV by $0.01.

•Synchronoss Technologies, Inc. (SNCR) – SNCR reported results for Q4 2024 that exceeded all analyst estimates. Guidance for 2025 included strong EBITDA and free cash flow generation enabled by increasing gross margins and continued subscriber growth amongst its largest customers. SNCR also reported progress towards the receipt of an expected $28 million plus interest tax refund from the IRS. SNCR’s stock price increased from $9.60 on December 31, 2024, to $10.89 on March 31, 2025, or +13.4%, and increased NAV by $0.12.2

•Ascent Industries Co. (ACNT) – ACNT’s Q4 2024 results showed continued improvement in operating efficiency led to dramatic improvements in GM, EBITDA and profitability. The unlock of working capital and inventory led to an increase in cash on hand from $8m to $16m. ACNT also renegotiated a major chemical contract that, when combined with other operational improvements is currently expected to more than offset continued soft demand in the chemicals market—the recovery of which ACNT currently expects to H2 2025 or 2026. On March 12, 2025, ACNT announced the sale of its Bristol Metals subsidiary for $45 million as part of its continued effort to become a pure-play chemicals business. ACNT’s stock price increased from $11.18 on December 31, 2024, to $12.66 on March 31, 2025, or +13.2%, and increased NAV by $0.06.

•comScore, Inc. (SCOR) – SCOR reported Q4 2024 results that included a return to top-line growth and meaningful EBITDA growth. Growth was strongest in its cross-platform and activation businesses at approximately 20%+, and such growth rate is currently expected to continue and potentially expand in 2025. In January 2025, SCOR announced a revised data licensing agreement with Charter that saves a minimum of $35 million over the remaining life of the data contract. Additionally, SCOR secured additional debt capital from Blue Torch to enable investment in growing businesses. SCOR’s stock price increased from $5.84 on December 31, 2024, to $6.87 on March 31, 2025, or +17.6%, and increased NAV by $0.04.

•RF Industries, Ltd. (RFIL) – RFIL reported strong performance in its fiscal first quarter that ended on January 31, 2025, that exceeded analyst estimates and included strong year-over-year and quarter-over-quarter growth. RFIL’s management noted improving visibility across its customer base along with demand for its higher-gross-margin products. RFIL’s management noted that improvements in its operations to date and further optimization of its manufacturing over the ensuing quarters are expected to enable RFIL to reach its goal of EBITDA margins of at least 10%. RFIL’s stock price increased from $3.91 on December 31, 2024, to $4.69 on March 31, 2025, or +19.9%, and increased NAV by $0.04.

•Arena Group Holdings, Inc. (AREN) – AREN currently expects to report its Q4 2024 and full year 2024 results on or before April 15, 2025. During Q1 2025, AREN announced the appointment of Paul Edmondson as

Chief Executive Officer. AREN’s stock price increased from $1.34 on December 31, 2024, to $1.73 on March 31, 2025, or +29.1%, and increased NAV by $0.04.

•Lantronix, Inc. (LTRX) – While LTRX’s FYQ2 25 (CYQ4 24) report beat estimates, FYQ3 (CYQ1 25) guidance trailed consensus estimates largely because estimates had revenue from Gridspertise continuing at similar levels to first two fiscal quarters of 2025 and instead no revenue is expected in FYQ3 and Q4 2025. This was the second quarter of beat on prior quarter, but guide down on subsequent quarter, which impacted credibility of management with investors. LTRX’s core out-of-band business is doing well with high margins.  Overall margins are expected to improve as low-margin Gridspertise business rolls off.  Even with the below consensus guide, LTRX expects to remain adj. EPS positive and cash flow positive. LTRX’s stock price decreased from $4.12 on December 31, 2024, to $2.49 on March 31, 2025, or -39.6%, and decreased NAV by $0.11.

•Commercial Vehicle Group, Inc. (CVGI) – While CVGI reported results in Q4 2024 and EBTIDA guidance for 2025 that exceeded analyst estimates, revenue guidance for 2025 was materially below analyst estimates due to continued expected softness in construction and agricultural equipment markets. While CVGI expects to be able pass-through tariff costs to its customers, it is possible that such uncertainty may delay or reduce customer demand. CVGI has been able to obtain covenant relief from its lenders and is proactively taking steps to refinance its outstanding term loan and ABL facilities well ahead of the term loan maturity in 2027 and to establish a new set of covenants that better align with the current state of its business. The substantial decline in CVGI’s stock price during 2024 and continuing into 2025 will likely lead to CVGI being removed from the Russell Indices. CVGI’s stock price decreased from $2.48 on December 31, 2024, to $1.15 on March 31, 2025, or -53.6%, and decreased NAV by $0.05.

New Positions:

•180 Degree Capital began building new positions in three publicly traded companies during Q1 2025, that it looks forward to discussing in future communications with investors.

Mr. Wolfe concluded, “We have used, and plan to continue to actively use, the ongoing volatility in the public markets to identify and take advantage of investment opportunities that we believe can lead to appreciation in 180 Degree Capital’s net asset value ahead of our proposed Business Combination. The timing of the sales of BCOV and IVAC could not have been better as they have provided us with substantial capital to take advantage of these opportunities as they present themselves. Meanwhile, this cash provides a cushion to the impact of the volatility on our current holdings and interest income. With regard to merger-related expenses, we currently believe that a substantial portion of these expenses were front-end loaded, and as such, future merger-related expenses will be materially lower than those incurred to date. We are actively managing these and our day-to-day expenses to minimize the impact to NAV as much as possible. We look forward to further discussions with shareholders including after we update our joint preliminary proxy statement/prospectus to include the U.S. GAAP financials for Mount Logan and to our continued progress toward the planned completion of our proposed Business Combination in the ensuing months.”

About 180 Degree Capital Corp.

180 Degree Capital Corp. is a publicly traded registered closed-end fund focused on investing in and providing value-added assistance through constructive activism to what we believe are substantially undervalued small, publicly traded companies that have potential for significant turnarounds. Our goal is that the result of our constructive activism leads to a reversal in direction for the share price of these investee companies, i.e., a 180-degree turn. Detailed information about 180 Degree Capital and its holdings can be found on its website at www.180degreecapital.com.

Press Contact:
Daniel B. Wolfe
Robert E. Bigelow

180 Degree Capital Corp.
973-746-4500
ir@180degreecapital.com

Additional Information and Where to Find It

In connection with the agreement and plan of merger among 180 Degree Capital Corp. ("180 Degree Capital"), Mount Logan Capital Inc. ("Mount Logan"), Yukon New Parent, Inc. ("New Mount Logan"), Polar Merger Sub, Inc., and Moose Merger Sub, LLC, dated January 16, 2025, as it may from time to time be amended, modified or supplemented (the "Merger Agreement") that details the proposed combination of the businesses of 180 Degree Capital and Mount Logan and any other transactions contemplated by and pursuant to the terms of the Merger Agreement (the "Business Combination"), 180 Degree Capital intends to file with the SEC and mail to its shareholders a proxy statement on Schedule 14A (the “Proxy Statement”), containing a form of WHITE proxy card. In addition, the surviving Delaware corporation, New Mount Logan plans to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will register the exchange of New Mount Logan shares in the Business Combination and include the Proxy Statement and a prospectus of New Mount Logan (the “Prospectus”). The Proxy Statement and the Registration Statement (including the Prospectus) will each contain important information about 180 Degree Capital, Mount Logan, New Mount Logan, the Business Combination and related matters. SHAREHOLDERS OF 180 DEGREE CAPITAL AND MOUNT LOGAN ARE URGED TO READ THE PROXY STATEMENT AND PROSPECTUS CONTAINED IN THE REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE APPLICABLE SECURITIES REGULATORY AUTHORITIES AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT 180 DEGREE CAPITAL, MOUNT LOGAN, NEW MOUNT LOGAN, THE BUSINESS COMBINATION AND RELATED MATTERS. Investors and security holders may obtain copies of these documents and other documents filed with the applicable securities regulatory authorities free of charge through the website maintained by the SEC at https://www.sec.gov and the website maintained by the Canadian securities regulators at www.sedarplus.ca. Copies of the documents filed by 180 Degree Capital are also available free of charge by accessing 180 Degree Capital’s investor relations website at https://ir.180degreecapital.com.

Certain Information Concerning the Participants

180 Degree Capital, its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the Business Combination. Information about 180 Degree Capital’s executive officers and directors is available in 180 Degree Capital’s Annual Report filed on Form N-CSR for the year ended December 31, 2024, which was filed with the SEC on February 13, 2025, and in its proxy statement for the 2024 Annual Meeting of Shareholders (“2024 Annual Meeting”), which was filed with the SEC on March 1, 2024. To the extent holdings by the directors and executive officers of 180 Degree Capital securities reported in the proxy statement for the 2024 Annual Meeting have changed, such changes have been or will be reflected on Statements of Change in Ownership on Forms 3, 4 or 5 filed with the SEC. These documents are or will be available free of charge at the SEC’s website at https://www.sec.gov. Additional information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the 180 Degree Capital shareholders in connection with the Business Combination will be contained in the Proxy Statement when such document becomes available.

Mount Logan, its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Mount Logan in favor of the approval of the Business Combination. Information about Mount Logan’s executive officers and directors is available in Mount Logan’s annual information form dated March 13, 2025, available on its website at https://mountlogancapital.ca/investor-relations and on SEDAR+ at https://sedarplus.ca. To the extent holdings by the directors and executive officers of Mount Logan securities reported in Mount Logan’s annual information form have changed, such changes have been or will be reflected on insider reports filed on SEDI at https://www.sedi.ca/sedi/. Additional information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Mount Logan shareholders in connection with the Business Combination will be contained in the Prospectus included in the Registration Statement when such document becomes available.

Non-Solicitation

This letter and the materials accompanying it are not intended to be, and shall not constitute, an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward-Looking Statements

This press release, and oral statements made from time to time by representatives of 180 Degree Capital and Mount Logan, may contain statements of a forward-looking nature relating to future events within the meaning of federal securities laws. Forward-looking statements may be identified by words such as “anticipates,” “believes,” “could,” “continue,” “estimate,” “expects,” “intends,” “will,” “should,” “may,” “plan,” “predict,” “project,” “would,” “forecasts,” “seeks,” “future,” “proposes,” “target,” “goal,” “objective,” “outlook” and variations of these words or similar expressions (or the negative versions of such words or expressions). Forward-looking statements are not statements of historical fact and reflect Mount Logan’s and 180 Degree Capital’s current views about future events. Such forward-looking statements include, without limitation, statements about the benefits of the Business Combination involving Mount Logan and 180 Degree Capital, including future financial and operating results, Mount Logan’s and 180 Degree Capital’s plans, objectives, expectations and intentions, the expected timing and likelihood of completion of the Business Combination, and other statements that are not historical facts, including but not limited to future results of operations, projected cash flow and liquidity, business strategy, payment of dividends to shareholders of New Mount Logan, and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this press release will occur as projected, and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation, the ability to obtain the requisite Mount Logan and 180 Degree Capital shareholder approvals; the risk that Mount Logan or 180 Degree Capital may be unable to obtain governmental and regulatory approvals required for the Business Combination (and the risk that such approvals may result in the imposition of conditions that could adversely affect New Mount Logan or the expected benefits of the Business Combination); the risk that an event, change or other circumstance could give rise to the termination of the Business Combination; the risk that a condition to closing of the Business Combination may not be satisfied; the risk of delays in completing the Business Combination; the risk that the businesses will not be integrated successfully; the risk that synergies from the Business Combination may not be fully realized or may take longer to realize than expected; the risk that any announcement relating to the Business Combination could have adverse effects on the market price of Mount Logan’s common shares or 180 Degree Capital’s common shares; unexpected costs resulting from the Business Combination; the possibility that competing offers or acquisition proposals will be made; the risk of litigation related to the Business Combination; the risk that the credit ratings of New Mount Logan or its subsidiaries may be different from what the companies expect; the diversion of management time from ongoing business operations and opportunities as a result of the Business Combination; the risk of adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Business Combination; competition, government regulation or other actions; the ability of management to execute its plans to meet its goals; risks associated with the evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions; natural and man-made disasters; civil unrest, pandemics, and conditions that may result from legislative, regulatory, trade and policy changes; and other risks inherent in Mount Logan’s and 180 Degree Capital’s businesses. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Readers should carefully review the statements set forth in the reports, which 180 Degree Capital has filed or will file from time to time with the SEC and Mount Logan has filed or will file from time to time on SEDAR+.

Neither Mount Logan nor 180 Degree Capital undertakes any obligation, and expressly disclaims any obligation, to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Any discussion of past performance is not an indication of future results. Investing in financial markets involves a substantial degree of risk. Investors must be able to withstand a total loss of their investment. The information herein is believed to be reliable and has been obtained from sources believed to be reliable, but no representation or warranty is made, expressed or implied, with respect to the fairness, correctness, accuracy, reasonableness or completeness of the information and opinions. The references and link to the website www.180degreecapital.com and mountlogancapital.ca have been provided as a convenience, and the information contained on such websites are not incorporated by reference into this press release. Neither 180 Degree Capital nor Mount Logan is responsible for the contents of third-party websites.

1. Past performance is not an indication or guarantee of future performance. Gross unrealized and realized total returns of 180 Degree Capital's cash and securities of publicly traded companies are compounded on a quarterly basis, and intra-quarter cash flows from investments in or proceeds received from privately held investments are treated as inflows or outflows of cash available to invest or withdrawn, respectively, for the purposes of this calculation. 180 Degree Capital is an internally managed registered closed-end fund that has a portion of its assets in legacy privately held companies that are fair valued on a quarterly basis by the Valuation Committee of its Board of Directors, and 180 Degree Capital does not have an external manager that is paid fees based on assets and/or returns. Please see 180 Degree Capital's filings with the SEC, including its 2024 Annual Report on Form N-CSR for information on its expenses and expense ratios.

2. Inclusive of restricted stock units and options for the purchase of restricted stock issued to Kevin Rendino as compensation for service on the board of directors of SNCR. All economic benefit from these securities has been assigned to 180 Degree Capital.